Via Facsimile and U.S. Mail
Mail Stop 4720

February 3, 2010

Michael M. Salerno
President
Life Nutrition Products, Inc.
121 Monmouth St., Suite A
Red Bank, NJ 07701

> **Re: Item 4.01 Form 8-K**
> **Filed January 29, 2010**
> **File No. 001-34274**

Dear Mr. Salerno:

We have reviewed your filing and have the following comment. Please provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 Form 8-K

1. We note you were notified by your independent audit firm of its merger on January 1, 2010, however; you did not file your required report under Item 4.01 of Form 8-K until January 29, 2010. It appears an Item 4.01 8-K was not filed within 4 business days of the date of the resignation of your former auditors and appointment of your new auditors. Please confirm your understanding that this delinquency may impact your eligibility requirements for filing on Form S-3.

*   *   *

Michael M. Salerno
Life Nutrition Products, Inc.
February 3, 2010
Page 2

As appropriate, respond to this comment within five business days or tell us when you will provide us with a response. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3648.

Sincerely,

Dana M. Hartz
Staff Accountant